Exhibit 99.1

Exploration Update -- Raptor-1, Bobcat-1

SINGAPORE and PORT MORESBY, Papua New Guinea, Oct. 21, 2014 /PRNewswire/ --InterOil Corporation (NYSE, POMSoX: IOC) today provided an update on its exploration drilling program in Papua New Guinea.

RAPTOR-1, PPL 475

Raptor-1 has intersected 200m of the Kapau Limestone target zone, with wireline logs indicating the presence of hydrocarbons.

InterOil now plans to conduct well testing to determine the hydrocarbon type, column, flow rate and reservoir quality.

Raptor-1 is about 12km west of InterOil's Elk-Antelope gas field.

InterOil holds a 65.208174% interest in Raptor-1 and is operator. Pacific Rubiales Energy Corp. (TSX: PRE; BVC: PREC; BOVESPA: PREB) has a 12.903226% interest in the well. Minority interests hold 21.8886%.

BOBCAT-1, PPL 476

Bobcat-1 has successfully drilled through the Orubadi seal section and into the Kapau Limestone. After running and cementing a 5 inch liner, InterOil is preparing to drill further into the target zone.

Bobcat-1 is about 30km north-west of Elk-Antelope.

InterOil holds a 78.1114% interest in the well and is operator. The remaining 21.8886% interest is held by minority interests.

InterOil will keep the market informed of material developments.

About InterOil Corporation:

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts
Singapore Michael Lynn Senior Vice President, Investor Relations Michael.Lynn@InterOil.com Phone: +65-6507-0222 David Wu Vice President, Investor Relations David.Wu@InterOil.com Phone: +65-6507-0222	United States Meg LaSalle Investor Relations Coordinator Meg.LaSalle@InterOil.com Phone: +1-281-292-1800
Media contacts
Singapore Robert Millhouse Vice President, Corporate Affairs Robert.Millhouse@InterOil.com Phone: +65-6507-0222	Australia John Hurst Cannings Corporate Communications jhurst@cannings.net.au Phone: +61 418 708 663

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the expected timing and results of Raptor-1 and Bobcat-1. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December  2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com .